Exhibit 18.1
Preferability Letter of KPMG LLP, Independent Registered Accounting Firm
May 12, 2011
HealthMarkets, Inc.
North Richland Hills, Texas
Ladies and Gentlemen:
We have been furnished with a copy of the quarterly report on Form 10-Q of HealthMarkets, Inc. (the Company) for the three months ended March 31, 2011, and have read the Company’s statements contained in note 2 to the condensed consolidated financial statements included therein. As stated in note 2, the Company changed its method of accounting for claims liabilities and future policyholder benefit reserves from the Modified Incurred Date (“MID”) technique to the Service Date (“SD”) technique and states that the newly adopted accounting principle is preferable in the circumstances. The Health Care Reform Legislation requires a mandated minimum loss ratio (“MLR”) of 80% for individual and small group markets. If the Company’s MLR is below the mandated minimum, the Health Care Reform Legislation generally requires that the insurer return the amount of premium that is in excess of the minimum MLR to the policyholder in the form of rebates. Since the MLR calculation requires only three additional months of claims, which is more consistent with the SD technique and the SD technique is the most prevalent method of estimating claims liabilities in the health insurance industry, the Company believes the SD technique is the preferable method of calculating the MLR. In light of the changes resulting from the Health Care Reform Legislation, and given that the Company’s insurance contracts would support the use of either reserving technique, the Company, after discussions with its domiciliary insurance regulators on the preferred methodology for calculating rebates under the MLR requirements of the Health Care Reform Legislation, determined that the SD method is preferable in determining the estimation of its claims liabilities. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2010, accordingly, we do not express an opinion concerning the factual information contained therein.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
KPMG LLP
DALLAS, TX